Ingersoll-Rand plc
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin, Ireland
Tel: +353 1 870 7400
Fax: +353 1 870 7401

April 15, 2013

Mr. Gary Todd
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-5546

RE: Ingersoll-Rand Public Limited Company
Form 10-K for the fiscal year ended December 31, 2012
Filed February 14, 2013
Form 8-K dated March 14, 2013 and Filed March 19, 2013
File No. 001-34400

Dear Mr. Todd:

This is in response to a letter dated April 3, 2013 from the Staff of the Securities and Exchange Commission (the “Staff”) to Steven R. Shawley, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Public Limited Company (the “Company”), relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and the Company's disclosure of the sale of unregistered securities furnished on Form 8-K on March 19, 2013 (the “Form 8-K”).

For your convenience, we have set forth the Staff's comments below followed by our response.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

Provision for Income Taxes, page 29

1.
In future filings, in additional to discussing effective tax rates adjusted for the items identified in your disclosure, please also discuss the actual effective tax rates on an equal or more prominent basis.

Our Response:

We acknowledge the Staff's comment and confirm that in future filings we will include on an equal or more prominent basis our Provision for Income Tax disclosure with a comparison of the actual effective tax rate and related discussion.

2.
We note the significance of the benefit from foreign income taxed at other than U.S. rates as disclosed on the income tax rate reconciliation on page F-36 and the variability of the foreign effective tax rate over

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
P.C. GODSOE (Canada), E.E. HAGENLOCKER (U.S.A.), C.J. HORNER (U.S.A.), M.W. LAMACH (U.S.A.),
T.E. MARTIN (U.S.A.), N. PELTZ (U.S.A.), J.P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

the past three years. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please consider describing in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Our Response:

We acknowledge the Staff's comment and in future filings we will include further disclosure regarding the impact of lower taxes on foreign earnings in our Results of Operations - Provision for Income Tax disclosure in the following form:

Provision for Income Taxes
For the years ended December 31, 2012 and 2011, the effective tax rate was 17.8% and 30.5%, respectively. For the year ended December 31, 2012, the effective tax rate, excluding a $2.6 million Hussmann-related tax charge, was 17.6% compared to 21.9% for the year ended December 31, 2011, when excluding the $646.9 million Hussmann Loss on sale/asset impairment and the Hussmann-related tax benefit of $88.9 million. The 2012 tax rate was below the U.S. Statutory rate of 35.0% primarily due to earnings in non-U.S. jurisdictions, which, in aggregate, have a lower effective rate and a net reduction in non-U.S. valuation allowances, partially offset by net increases in our liability for unrecognized tax benefits and a non-cash charge to income tax expense related to the required tax accounting between the enactment date of March 30, 2010 and the effective date of January 1, 2013 of the Healthcare Reform Legislation. Revenues from non-US jurisdictions account for approximately 40% of our total revenues, such that a material portion of our pretax income is earned and taxed outside the U.S. at rates ranging from 0% to 38%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions and among foreign jurisdictions can cause variability on our overall effective tax rate.

Liquidity and Capital Resources, page 36

3.
We note that approximately 40% of your revenue is generated from sales to customers in foreign countries. In future filings, if material to an understanding of your liquidity, please disclose the amount of cash and cash equivalents held by foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Our Response:

Substantially all of our cash and cash equivalents are held by foreign subsidiaries where the earnings are considered to be indefinitely reinvested and are available for use in the U.S.  However, as disclosed on pages 36-37 of the Form 10-K, “we currently do not intend nor foresee a need to repatriate funds to the U.S., and therefore no provision for U.S. income taxes has been made with respect to such earnings.” More specifically, we also disclose that “we expect existing cash and cash equivalents available to the U.S., the cash generated by our U.S. operations, our committed credit lines as well as our expected ability to access the capital markets will be sufficient to fund our U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future.” Therefore, we currently believe that disclosure of the amount of cash and investments held outside the U.S. is not material to an understanding of our liquidity. However, we acknowledge the Staff's comments and if the amount of cash and investments held outside the U.S. becomes material to the understanding of our liquidity in the future, will provide the suggested disclosure in our future filings.

Critical Accounting Policies, page 40

Allowance for doubtful accounts, page 41

4.
We reference the statement that you estimate your allowance for doubtful accounts based upon your “policy.” In future filings, please describe your policy in this section, including the judgments and estimates that are inherent to your policy.

Our Response:

In our future filings, including in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we will include the following disclosure in our Critical Accounting Policies to clarify our existing allowance for doubtful accounts policy:

We maintain an allowance for doubtful accounts receivable which represents our best estimate of probable loss inherent in our accounts receivable portfolio. This estimate is based upon our two step policy that results in the total recorded allowance for doubtful accounts. The first step is to create a specific reserve for significant accounts as to which the customer's ability to satisfy their financial obligation to the Company is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. The second step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Company's historical experience with our end markets, customer base and products. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined.

Employee Benefit Plans, page 44

5.
We see that the long term rate of return decreased from 7.25% in 2011 to 5.75% in 2012. Where the impact is material, in future filings please describe in MD&A the reasons for and actual impact of significant changes in actuarial assumptions used in the accounting for pensions and other benefit plans.

Our Response:

We acknowledge the Staff's comments and will provide, to the extent material, the suggested disclosure regarding the reasons for, and impact of, significant changes in actuarial assumptions used in the accounting for our pension and other benefit plans in our future filings.

Item 8. Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

6.	With a view toward enhanced disclosure in future filings, please help us better understand your revenue recognition practices by addressing the following:

•	From the first sentence of the disclosure, please describe the factors you consider in assessing whether each of the four general criteria have been met at the time of revenue recognition;

•
Please clarify whether you have any post shipment obligations or customer acceptance provisions with the sale of your products and, if so, how such obligations and provisions are considered in your revenue recognition practices;

•
With respect to agreements with distributors, please describe the significant terms related to payment, return, exchange, and other significant matters, including how those terms impact your revenue recognition practices;

•	For multiple element arrangements, please describe how you determine the fair value of each identified element; and,

•
For construction type contracts, please describe the nature of the arrangements accounted for under the percentage of completion method and disclose the method or methods (for example, cost to cost, labor hours) used to measure the extent of progress toward completion.

Please reference SAB 101 and FASB ASC 605 in your response. Please show us how you intend to apply this comment.

Our Response:

In our future filings, including in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, we will include the following disclosure in our Critical Accounting Policies to clarify our existing revenue recognition policy:

Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) the price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Both the persuasive evidence of a sales arrangement and fixed or determinable price criteria are deemed to be satisfied upon receipt of an executed and legally binding sales agreement or contract that clearly defines the terms and conditions of the transaction including the respective obligations of the parties. If the defined terms and conditions allow variability in all or a component of the price, revenue is not recognized until such time that the price becomes fixed or determinable. At the point of sale, the Company validates that existence of an enforceable claim that requires payment within a reasonable amount of time and assesses the collectability of that claim. If collectability is not deemed to be reasonably assured, then revenue recognition is deferred until such time that collectability becomes probable or cash is received. Delivery is not considered to have occurred until the customer has taken title and assumed the risks and rewards of ownership. Service and installation revenue are recognized when earned. In some instances, customer acceptance provisions are included in sales arrangements to give the buyer the ability to ensure the delivered product or service meets the criteria established in the order. In these instances, revenue recognition is deferred until the acceptance terms specified in the arrangement are fulfilled through customer acceptance or a demonstration that established criteria have been satisfied. If uncertainty exists about customer acceptance, revenue is not recognized until acceptance has occurred.

We offer various sales incentive programs to our customers, dealers, and distributors. Sales incentive programs do not preclude revenue recognition, but do require an accrual for the Company's best estimate of expected activity. Examples of the sales incentives that are accrued for as a contra receivable and sales deduction at the point of sale include, but are not limited to, discounts (i.e. net 30 type), coupons, and rebates where the customer does not have to provide any additional requirements to receive the discount. Sales returns and customer disputes involving a question of quantity or price are also accounted for as a reduction in revenue and a contra receivable. At December 31, 2012 and 2011, the Company had a customer claim accrual (contra receivable) of $23.0 million and $22.0 million, respectively. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period of time, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability. At December 31, 2012 and 2011, the Company had a sales incentive accrual of $82.4 million and $76.9 million, respectively. Each of these accruals represents the best estimate the Company expects to pay related to previously sold units. These estimates are reviewed regularly for accuracy. If updated information or actual amounts are different from previous estimates, the revisions are included in our results for the period in which they become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material impact on the Consolidated Financial Statements.

The Company enters into maintenance and extended warranty contracts with customers. Revenue related to these services is recognized on a straight-line basis over the life of the contract, unless sufficient historical evidence indicates that the cost of providing these services is incurred on an other than straight-line basis. In these circumstances, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing the service.

The Company, primarily through its Climate Solutions and Security Technologies segments, provides equipment (e.g. HVAC, security), integrated solutions, and installation designed to customer specifications through construction-type contracts. The term of these types of contracts is typically less than one year, but can be as long as three years. Revenues related to these contracts are recognized using the percentage-of-completion method in accordance with GAAP. This measure of progress toward completion, utilized to recognize sales and profits, is based on the proportion of actual cost incurred to date as compared to the total estimate of contract costs at completion. The timing of revenue recognition often differs from the invoicing schedule to the customer, with revenue recognition in advance of customer invoicing recorded to unbilled accounts receivable and invoicing in advance of revenue recognition recorded to deferred revenue. At December 31, 2012, all recorded receivables (billed and unbilled) are due within one year. The Company re-evaluates its contract estimates periodically and reflects changes in estimates in the current period using the cumulative catch-up method. These periodic reviews have not historically resulted in significant adjustments. If estimated contract costs are in excess of contract revenues, then the excess costs are accrued.

We enter into sales arrangements that contain multiple elements, such as equipment, installation and service revenue. For multiple element arrangements, each element is evaluated to determine the separate units of accounting. The total arrangement consideration is then allocated to the separate units of accounting based on their relative selling price at the inception of the arrangement. The relative selling price is determined using vendor specific objective evidence (VSOE) of selling price, if it exists; otherwise, third-party evidence (TPE) of selling price is used. If neither VSOE nor TPE of selling price exists for a deliverable, a best estimate of the selling price is developed for that deliverable. The Company primarily utilizes VSOE to determine its relative selling price. The Company recognizes revenue for delivered elements when the delivered item has stand-alone value to the customer, the basic revenue recognition criteria have been met, and only customary refund or return rights related to the delivered elements exist.

Note 22. Guarantor Financial Information, page F-49

7.
Please revise future filings to clarify that the issuer and all subsidiary guarantors are 100% owned by the parent company guarantor, the guarantees are full and unconditional and the guarantees are joint and several. Please refer to Rule 3-10 of Regulation S-X.

Our Response:

We confirm that all subsidiary debt issuers and guarantors are directly or indirectly 100% owned by the parent company guarantor, the guarantees are full and unconditional and the guarantees are joint and several. We will disclose these facts in the Guarantor Financial Information in future filings, including in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Form 8-K dated March 14, 2013

8.
We reference the equity proposal described in the Form 8-K filed on March 19, 2013 to increase your distributable reserves to meet requirements of Irish law. Please tell us how you will account for the series of proposed equity transactions and describe the impact on your consolidated financial statements. Also, describe to us the basis in U.S. GAAP for your proposed accounting.

Our Response:

As it relates to this response, “the Company” refers to the consolidated group of Ingersoll-Rand plc (the parent company) and all of its subsidiaries and “the PLC” refers to only Ingersoll-Rand plc.

The statutory financial statements of the PLC are maintained under Irish GAAP accounting standards. The PLC holds investments in its Ingersoll-Rand subsidiaries, which are eliminated in the consolidated financial statements of the Company. It is the revaluation of these subsidiary investments that created the revaluation reserve ($7,750,394,604.93) on the books and records of the PLC and that is the subject of the disclosure in the Form 8-K.

From a U.S. GAAP perspective, the issuance ($0.01) and redemption ($0.02) of preferred shares were transacted at a nominal value and had an immaterial impact on the consolidated financial statements of the Company.

* * * * *

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4663.

Sincerely,

/s/ Steven R. Shawley

Steven R. Shawley
Senior Vice President and Chief Financial Officer